February 14, 2012

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83

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Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP” or the “Company”), the undersigned submits this letter in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conversation between the undersigned and Ms. Ibolya Ignat of the Staff on February 3, 2012, relating to the Company’s 10-K and 10-Q. References to “we,” “us” and “our” in this letter refer to the Company.

In this letter, we have included the verbal comment from the Staff, based on our understanding of that comment, in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 10-K and 10-Q, as applicable.

“In our call, pursuant to the Staff’s question regarding interpretation of clause 8.3(a) of the Collaboration Agreement, the Company informed the Staff that it would be recognizing revenues from future product sales on a gross basis. Please confirm that this is the Company’s accounting conclusion pursuant to EITF 99-19/ASC Subtopic 605-25.”

MAP anticipates booking revenues for future sales of LEVADEX as set forth in Section 8.3(a) of the Collaboration Agreement. That section states, “MAP shall distribute Product and book Net Sales for Product in the Territory.” However, MAP has not yet performed a comprehensive

CONFIDENTIAL TREATMENT REQUESTED

BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83

February 14, 2012

evaluation under EITF 99-19, with respect to reporting revenue gross as a principal versus net as an agent, because LEVADEX has not yet been approved for sale by the U.S. Food and Drug Administration (the “FDA”) and MAP cannot yet commence sales of LEVADEX. As MAP plans for the anticipated commercial launch of LEVADEX, MAP will apply the definitions and criteria in EITF 99-19 to determine whether MAP will be acting as a “Principal” or “Agent” in the transactions contemplated by the Collaboration Agreement.

“If that is the case, please explain how, in arriving at this conclusion, the Company incorporated its view that the commercialization rights under which Allergan will be selling or marketing the product represents much more than an arrangement under which Allergan will be compensated for providing sales and marketing services to the Company.”

Our conclusions are subject to our ongoing analysis under EITF 99-19. However, even assuming MAP will recognize revenue as the Principal with respect to future sales of LEVADEX, this fact does not necessarily lead to the conclusion that Allergan will be simply a provider of sales and marketing services to the Company. There are many aspects of our collaboration with Allergan that represent substantially more than a sales and marketing arrangement, as discussed below.

In analyzing the collaboration, and concluding that it constituted much more than a contract for sales and marketing services, MAP first considered the fact that Allergan had made a non-refundable $60 million up-front payment for a license to LEVADEX prior to FDA approval of the product candidate. In doing so,, Allergan purchased not just the right to commercialize LEVADEX, if approved, but also a 50% economic interest in the LEVADEX asset for the target physician base (i.e., U.S. neurologists and pain specialists),. In return for its up-front payment, Allergan is entitled to 50% of the profits from the sales of LEVADEX to the target physician base, including product sales that may result predominantly from MAP’s efforts. This type of at-risk upfront payment prior to FDA approval of a drug and profit sharing arrangement is characteristic of a collaboration agreement, but, in our experience, is beyond the scope of the typical risk allocation in sales and marketing services agreements.

Unlike sales and marketing services agreements, Allergan’s license also includes the right to sublicense the “MAP Patent Rights” and “MAP Know-How” it received under Section 2.1 of the Collaboration Agreement. Allergan also has the right to participate in LEVADEX patent decisions, including patent filing, prosecution and enforcement activities. Providers of sales and marketing services do not typically receive rights relating to the core intellectual property assets of their partners.

An additional key element of the collaboration is Allergan’s ability to assist MAP in obtaining approval of the LEVADEX New Drug Application (“NDA”), which had not been prepared or submitted when the parties entered into the collaboration. Allergan had received approval for its chronic migraine therapy approximately four months prior to the signing of our Collaboration Agreement, from the same FDA division with which MAP is working in connection with the NDA submission for the LEVADEX product candidate. MAP highly valued Allergan’s regulatory

CONFIDENTIAL TREATMENT REQUESTED

BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83

February 14, 2012

expertise, and its particular experience with this division, and in part selected Allergan as a collaborator for those reasons. Allergan has assisted MAP with the preparation and filing of the NDA, and with the prosecution of the NDA at the FDA since the time of the initial submission. For example, Allergan has the right to review and comment on the NDA, the right to review and comment on supplementary submissions in response to FDA requests and questions and the right to [*] relating to the LEVADEX NDA. MAP has actively sought Allergan’s input prior to any submission to or meeting with the FDA. No provider of only sales and marketing services would be able to provide this type of input, which MAP believes will be critical to the approval of the LEVADEX product candidate, MAP’s ability to commercialize LEVADEX at all and MAP’s ability to succeed as a business.

Further, Allergan is playing a substantial role in the development of future applications and indications for the LEVADEX product candidate. MAP and Allergan have agreed to jointly fund and develop two additional therapeutic indications for LEVADEX as part of the mutually agreed upon LEVADEX product development plan. The Allergan Agreements state that Allergan shall reimburse MAP for fifty percent (50%) of Allowable Development Expenses incurred by MAP, and after such reimbursement, they will participate in 50% of the gains/losses from the new indications. Allergan’s role in the expansion of the LEVADEX platform is reasonable under a collaboration agreement, but would be highly unusual for a sales and marketing services agreement.

Also not seen in typical sales and marketing services agreements is Allergan’s right to equal representation and decision making on numerous operational and governance committees, such as the Joint Steering Committee (JSC), the Product Development Committee (PDC), the Joint Commercialization Committee (JCC) and the Medical Affairs Committee (MAC). The JSC reviews and approves development plans for the initial and additional indications for LEVADEX and reviews regulatory materials. The JSC also agrees on the manufacturing plans, including [*]. The Joint Commercialization Committee (JCC) develops and subsequently reviews and makes decisions relating to the commercialization of the product, including pricing decisions, and reviews decisions regarding marketing and promotional strategy, marketing research plans, labeling, product positioning and product profile. It leads the review and directs the product publication strategy in consultation with the PDC. The JCC also oversees and coordinates the sales efforts of the parties, reviews and make decisions regarding post-initial indication approval development activities and considers other development activities, including line extensions, clinical trials for purposes of new indications and phase IV clinical trials in the context of the overall marketing and promotional strategy for LEVADEX. Clearly, Allergan is deeply enmeshed in the development and commercialization of the LEVADEX product candidate, in a manner far beyond a provider of sales and marketing services.

Conclusion:

Based on the review of the totality of Allergan’s rights, roles and responsibilities under the

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT REQUESTED

BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83

February 14, 2012

Allergan Agreements, including without limitation its commercialization and licensing rights, its central role in the LEVADEX NDA and overall development processes, its 50% economic interest in LEVADEX and Allergan’s role on numerous operational and governance committees, the Company believes that its relationship with Allergan represents significantly more than a one-dimensional arrangement under which Allergan will be only compensated for providing sales and marketing services to MAP.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.
Michael Swartzburg, MAP Pharmaceuticals, Inc.
Greg Vlahos, PricewaterhouseCoopers
Patrick Pohlen, Latham & Watkins LLP
Alexander Cohen, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED

BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83